SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brasil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F ____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____      No      X

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. (Bovespa: TIMP3; NYSE:TSU), has filed the Company's annual report on Form 20-F for the year ended on December 31, 2016 (the “2016 Annual Report”) with the U.S. Securities and Exchange Commission, and has made the report available for download at the Company's IR website.

In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Mr. Rogério Tostes of the Company’s Investor Relations Office at (+55 21) 4109-3742 or email: ri@timbrasil.com.br.

Any further information or questions regarding the 2016 Annual Report may be obtained by contacting Mr. Tostes.

Rio de Janeiro, April 10, 2017.

TIM Participações

Rogério Tostes

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 10, 2017	By:	/s/ Rogério Tostes
Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.